Exhibit (a)(4)
Chairman and Chief Executive Officer

Dr. Markus Dennler
Chairman of the Board
Converium Holding AG
Dammstrasse 19
CH-6301 Zug
Switzerland

Paris, 28 February 2007
BY POST, FACSIMILE AND E-MAIL
Dear Markus:
My team and I have listened to your management’s presentation of Converium’s 2006 unaudited financial results and of your mid-term strategic plan for Converium. This presentation confirms our ambition to combine Converium and SCOR with a view to create a Top 5 global multi-line reinsurer. It also confirms our belief that Converium has a strong management team and our proposal to offer key positions to the members of Converium’s Global Executive Committee within the combined Group. In addition, Converium’s 2006 unaudited financial results further support our very attractive and fair public tender offer for all publicly held registered shares of Converium, based on the terms set forth in our pre-announcement dated February 26, 2007. Indeed, we are more than ever convinced that a combination of our two companies is highly beneficial to both our shareholders and other stakeholders and the best strategic option for the future of both groups.
While you indicated in your letter dated February 27, 2007 that you did not have “the intention to refuse further discussions” regarding the combination of Converium and SCOR, our perception is that you deliberately ignored our numerous invitations (both orally and in writing) to enter into open discussions with you, your Board of Directors and your management. We understand from your letter that, as the presentation and the discussions of Converium’s 2006 unaudited financial results and of its mid-term strategic plan have taken place, you are now prepared and ready to meet with us as soon as possible. We encourage you again to accept our invitation to meet to discuss our combination in detail so that you could duly and properly assess our proposal and present a fair view and analysis of the offer to your shareholders and other stakeholders.
I am looking forward to hearing back from you promptly.
Sincerely yours,
/s/ Denis Kessler
Denis Kessler

cc:	Ms. Inga Beale, Chief Executive Officer, Converium Holding AG